  [WFAF Letterhead]

September 22, 2011

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:      Response to Comments on 485(a) filing for the Wells Fargo Advantage Inflation-Protected Bond Fund and the Wells Fargo Advantage Total Return Bond Fund

(the “Funds”), filed July 28, 2011

Wells Fargo Funds Trust

                        File No. 811-09253

Dear Ms. Stirling:

Thank you for your verbal comments received on August 30, 2011 to the Registrant’s 485(a) filing made on July 28, 2011 pursuant to the Securities Act of 1933 (the “1933 Act”) (Accession No.: 0000907244-11-000557). The July 28, 2011 filing was done primarily to make updates to the Investment Objective and the Principal Investment Strategies of the Wells Fargo Advantage Inflation-Protected Bond Fund, and to make certain non-material changes. The following are our responses to your comments.

Comment 1:    You requested that we remove from the table of contents the explanatory paragraphs for the different sections of the prospectus.

Response 1:     These paragraphs have been removed.

Comment 2:    You requested that we include in the footnote to the expense table a list of all expenses that are excluded from the expense cap.

Response 2:     Instruction 3(e) to Item 3 of Form N-1A sets forth the information that a registrant must provide with respect to a Fund that has an expense cap; namely the period for which the expense cap is expected to continue, including the expected termination date, and a brief description of who can terminate the arrangement and under what circumstances. As the General Instructions to the Form dictate that a registrant may not include disclosure in response to Items 2 through 8 that is not required by these Items, we believe it is appropriate to provide the requested expense cap exclusions elsewhere in the prospectus. This information can be found in the section of the prospectus called Additional Expense and Performance Information.

Comment 3:    You requested that we include in the footnote to the expense table any fee recapture provisions that the advisor may exercise.

Response 3:     There are no fee recapture provisions.

Comment 4:    With respect to each Fund, you requested that we revise our disclosure regarding derivatives to be more specific to the types of derivatives utilized by the Fund.

Response 4:     We have revised the Funds’ principal investment strategies to reflect only those derivatives that the Funds are currently using as part of their principal investment strategies and have added specific risk disclosure with respect to each of these derivative types.

Please note that the following comments are in regard to the Inflation-Protected Bond Fund only.

Comment 5:    You requested that we disclose in the Fund’s strategy any maturity or duration parameters.

Response 5:     The Fund does not have any maturity or duration parameters.

*          *          *          *

We make the following representations to you:

the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

theFunds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will complete a 485(b) filing on or around September 23, 2011 that responds to your comments and makes other non-material changes. Please feel free to call me at (617) 210-3662 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Brian Montana

Senior Counsel